April 21, 2014

Rocky Mountain Chocolate Factory, Inc.
265 Turner Drive
Durango, Colorado 81303

RE:	U-Swirl, Inc. Purchase Warrant Issued to Rocky Mountain Chocolate Factory, Inc. on January 14, 2014 Exercisable to Purchase up to 9,110,250 Shares of U-Swirl, Inc. (the “RMCF Warrant”)

Ladies and Gentlemen:

Please be advised that U-Swirl, Inc. is redeeming its outstanding Class C Warrants.  Pursuant to a Notice of Redemption mailed to the holders of the Class C Warrants, any Class C Warrants remaining unexercised after May 22, 2014 (the “Redemption Date”) will be automatically redeemed by U-Swirl, Inc. at a redemption price of $0.05 per warrant.

Pursuant to the RMCF Warrant (a copy of which is attached hereto), you have the right to purchase 1.5 times the number of shares of common stock issued upon exercise of the Class C Warrants at a price of $0.60 per share (Warrant ID Number W-7 in Exhibit A to the RMCF Warrant).

As it is desirable to eliminate this market overhang, U-Swirl, Inc. is granting you the right to exercise the RMCF Warrant, but only as it pertains to W-7 and only as to the number of shares equal to 1.5 times the shares issued upon exercise of the Class C Warrants, on a cashless exercise basis in which you shall be entitled to receive the number of shares of U-Swirl common stock equal to the quotient obtained by dividing [(A – B) * (X)] by (A), where:

(A) = the volume weighted average price of the common stock  on the OTCQB for the 20 trading days preceding the date of such election of cashless exercise;

(B) = 0.60 (the Warrant Price); and

(X) = the number of shares desired to be exercised under RMCF Warrant W-7

For example, if the volume weighted average price is $0.90, and you desire to exercise RMCF Warrant W-7 to the extent of 1,000,000 shares, you would be issued 333,333 shares of common stock.

U-Swirl International
1175 American Pacific, Suite C Henderson, NV 89074 (702) 586-8700

This cashless exercise provision is available only for the business day immediately following the Redemption Date.  You have agreed that RMCF will exercise Warrant W-7 on a cashless exercise basis as described above as of May 23, 2014 to obtain the maximum number of shares permitted under Warrant W-7 and that Warrant W-7 will terminate immediately thereafter.  No further action will be required on the part of RMCF, as U-Swirl acknowledges that execution of this letter agreement shall constitute exercise of Warrant W-7 pursuant to Section 2 of the RMCF Warrant.

If you are in agreement with the foregoing, please so indicate below.

Sincerely,

/s/ Ulderico Conte

Ulderico Conte
Chief Executive Officer

Agreed to and accepted this 21st day of April, 2014

Rocky Mountain Chocolate Factory, Inc.

By:           /s/ Bryan Merryman

Name:           Bryan Merryman

Title:           COO/CFO

U-Swirl International
1175 American Pacific, Suite C Henderson, NV 89074 (702) 586-8700